UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2.

Under the Securities Exchange Act of 1934

Veris Gold Corp.
(Name of Issuer)

    Common Shares
(Title of Class of Securities)

92346R100
(CUSIP Number)

April 12, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

SCHEDULE 13G

CUSIP No. 92346R100

1)	NAME OF REPORTING PERSON 683 Capital Management, LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 5,800,050*
		6)	SHARED VOTING POWER 0
		7)	SOLE DISPOSITIVE POWER 5,800,050*
		8)	SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,800,050*
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12)	TYPE OF REPORTING PERSON IA

* Includes 4,133,350 common shares issuable upon exercise of warrants.

Page 3 0f 10

CUSIP No. 92346R100

1)	NAME OF REPORTING PERSON 683 Capital Partners, LP
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 5,800,050*
		6)	SHARED VOTING POWER 0
		7)	SOLE DISPOSITIVE POWER 5,800,050*
		8)	SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,800,050*
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12)	TYPE OF REPORTING PERSON PN

* Includes 4,133,350 common shares issuable upon exercise of warrants.

CUSIP No. 92346R100

1)	NAME OF REPORTING PERSON Ari Zweiman
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 5,800,050*
		6)	SHARED VOTING POWER 0
		7)	SOLE DISPOSITIVE POWER 5,800,050*
		8)	SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,800,050*
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12)	TYPE OF REPORTING PERSON IN

* Includes 4,133,350 common shares issuable upon exercise of warrants.

CUSIP No. 92346R100

Item 1(a).	Name of Issuer: Veris Gold Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

900 – 688 West Hastings Street
Vancouver, British Columbia
Canada V6B 1P1

Item 2(a).	Name of Person Filing:

683 Capital Management, LLC
683 Capital Partners, LP
Ari Zweiman

Item 2(b).
Address of Principal Business Office or, if None, Residenc

683 Capital Management, LLC
595 Madison Avenue, 17th Floor
New York, New York 10022

683 Capital Partners, LP
595 Madison Avenue, 17th Floor
New York, New York 10022

Ari Zweiman
c/o 683 Capital Management, LLC
595 Madison Avenue, 17th Floor
New York, New York 10022

Item 2(c).	Citizenship 683 Capital Management, LLC - Delaware limited liability company 683 Capital Partners, LP – Delaware limited partnership Ari Zweiman – United States of America

Item 2(d).	Title of Class of Securities:

Common Shares

Item 2(e).	CUSIP Number:

92346R100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: (a) ☐ Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

683 Capital Management, LLC – 5,800,050* 683 Capital Partners, LP – 5,800,050* Ari Zweiman – 5,800,050*

(b) Percent of Class:

683 Capital Management, LLC – 5.2% 683 Capital Partners, LP – 5.2% Ari Zweiman – 5.2%

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote:

683 Capital Management, LLC – 5,800,050* 683 Capital Partners, LP – 5,800,050* Ari Zweiman – 5,800,050*

(ii) Shared power to vote or to direct the vote:

683 Capital Management, LLC – 0 683 Capital Partners, LP – 0 Ari Zweiman – 0

(iii) Sole power to dispose or direct the disposition

683 Capital Management, LLC – 5,800,050* 683 Capital Partners, LP – 5,800,050* Ari Zweiman – 5,800,050*

(iv) Shared power to dispose or direct the disposition

683 Capital Management, LLC – 0 683 Capital Partners, LP – 0 Ari Zweiman – 0

* Includes 4,133,350 common shares issuable upon exercise of warrants.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

Not applicable.

Item 10.	Certification.

By signing below, each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

April 19, 2013
    Date

683 Capital Management, LLC

By: /s/ Ari Zweiman
    Signature

Ari Zweiman, Managing Member
    Name/Title

April 19, 2013
   Date

683 Capital Partners, LP

By: /s/ Ari Zweiman
    Signature

Ari Zweiman, Managing Member of General Partner
    Name/Title

April 19, 2013
    Date

By: /s/ Ari Zweiman
    Signature

Ari Zweiman
    Name/Title

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to join in the filing on behalf of each of them of a Statement on Schedule 13G and any and all amendments thereto, and that this Agreement be included as an Exhibit to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

April 19, 2013
    Date

683 Capital Management, LLC

By: /s/ Ari Zweiman
    Signature

Ari Zweiman, Managing Member
    Name/Title

April 19, 2013
   Date

683 Capital Partners, LP

By: /s/ Ari Zweiman
    Signature

Ari Zweiman, Managing Member of General Partner
    Name/Title

April 19, 2013
    Date

By: /s/ Ari Zweiman
    Signature

Ari Zweiman
    Name/Title